THE HUNTINGTON FUNDS
2960 North Meridian Street
Suite 300
Attn: Huntington Funds Officer
Indianapolis, Indiana 46208

JULY 15, 2009

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:              THE HUNTINGTON FUNDS (the “Trust” or “Registrant”)
Huntington Balanced Allocation Fund
Class A Shares
Huntington Conservative Allocation Fund
Class A Shares
Huntington Growth Allocation Fund
Class A Shares
(the “Funds”)
1933 Act File No. 33-11905
1940 Act File No. 811-5010

Dear Sir or Madam:

As specifically requested by Securities and Exchange Commission Examiner Keith O’Connell on June 29, 2009, the following are responses to his comments regarding the 485(a) filing for the above-referenced Trust, with respect to the Funds, which was filed on May 15, 2009.

1. It is duly noted that the “Asset Allocation Funds Overview” section can stay in this filing, but it won’t comply with the upcoming summary prospectus rules.

           2. To better explain the asset allocation targets for each new fund, the following language is being added to the existing sentence in each fund’s Item 2 Principal Strategy section:

“Utilizing optimization software and both internal and external research, the Advisor analyzes the economy and the capital markets to determine the optimal allocations to the various Underlying Funds. The Equity portion of the Fund’s portfolio is significantly weighted to large-cap domestic equity funds and international equity funds, but also includes weightings to mid-cap equities and small-cap equities. The Advisor allocates the Income portion of the Fund’s portfolio to the Underlying Funds based on its interest rate and fixed income forecasts and its analysis of credit quality, sector emphasis and duration of the portfolio. The Advisor reviews the allocations to Underlying Funds within the stated targets on an ongoing basis and adjusts them based on the analysis of current research and macroeconomic factors.”

3. The Item 2 Main Risks are being expanded to show the primary risks for each fund.  The cross-referencing language to the Underlying Funds will be deleted.

4. Per suggestion from Mr. O’Connell, the “Advisor’s Potential Conflict” risk is being revised for each allocation fund to read as follows:

“In managing the Fund, the Advisor has sole discretion in selecting and substituting the Underlying Funds in which the Fund will invest at any given time. Because the Advisor is primarily responsible for managing the Fund and each of the Underlying Funds, the Advisor is subject to conflicts of interest with respect to how it allocates the Fund’s assets among the various Underlying Funds. The conflict primarily arises because the expenses paid by the Advisor in connection with its management of certain of the Underlying Funds could be higher than expenses paid for other Underlying Funds, likewise, fees payable to the Advisor and/or its affiliates (primarily management fees) by some Underlying Funds are higher than the fees payable by other Underlying Funds. See “Fees Paid to Adviser and Affiliates.””

5.  The sales load section was added to each fee table (see sample in Attachment A).

6.  The fee table waiver presentation was revised to comply with the format contained in question 6 of the October 2, 1998 SEC Q&A Letter on New Form N-1A (see sample in Attachment A).

7.  The narrative introduction was added to each fee table and to the Expense Example at the end of each fee table (see sample in Attachment A).

8.  The following is an explanation of how using equity investments will achieve the Conservative Allocation Fund’s goal of seeking high current income.  From time to time the interest rate structure, tax favors, market forces and investment strategy will create an environment whereby equities may produce a higher level of current income through dividends than is available from fixed income instruments. At the current time, for example, the Huntington Dividend Capture Fund has the highest yield of any of the Huntington fixed income funds although it is entirely an equity product. In fact, for a longer period of history, stocks provided higher current returns than did bonds, due to the riskier nature of the equity market. We do not intend to invest the Conservative Allocation Fund significantly in stocks. However, we would like the opportunity to boost yield as market forces may dictate.

9.   To clarify its intent as a temporary defensive strategy, the following language in the Item 4 Strategy section for the Allocation Funds is being revised to read as follows:

“Although variations beyond the 10% range are generally not permitted, the Advisor may determine in light of market or economic conditions that the normal percentage limitations should be exceeded as a temporary defensive position to protect an Asset Allocation Fund or to help achieve its goal.”

10.           The suggestion from the SEC Staff regarding “balanced” funds – at least 25% equity and 25% income per footnote 42 of the January 17, 2001 Names Rule Release – is duly noted.

If you have any questions on the above information, please contact me at (412) 288-8094.

Very truly yours,

/s/ Mark R. Thompson
Mark R. Thompson
Senior Paralegal

Attachment A

Fees and Expenses

The following tables describe the fees and expenses you would pay if you buy and hold Fund Shares. The first table describes the fees that you would pay directly from your investment if you purchased or sold Fund Shares. The second table describes the expenses you would pay indirectly if you held Fund Shares.

Huntington Balanced Allocation Fund

Shareholder Fees	Class A Shares
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchase (as a percentage of offering price)(1)	4.75%
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)(2)	0%
Redemption Fee (as a percentage of amount redeemed, if applicable)(3)	0%

Annual Fund Operating Expenses
(expenses deducted from the Fund's assets)
Investment Advisory Fees	0.10%
Distribution (12b-1) Fees (4)	0.25%
Other Expenses	0.59%
Total Direct Annual Fund Operating Expenses (before fee waivers and/or expense reimbursements)	0.94%
Acquired Fund (i.e., Indirect Annual Underlying Fund) Operating Expenses (5)	1.29%
Total Direct and Acquired Fund Annual Operating Expenses	2.23%
Fee waivers and/or Expense Reimbursements (6)	(0.33)%
Total Net Direct and Acquired Fund Annual Operating Expenses	1.90%

(1) This sales charge varies depending upon how much you invest. See “Sales Charges.”
(2) A contingent deferred sales charge of 1.00% of the redemption amount applies to Class A Shares redeemed up to 18 months after purchase under certain investment programs where an investment professional received an advance payment on the transaction.

(3) Does not include any wire transfer fees, if applicable.
(4) The Fund has adopted a Distribution (12b-1) Plan pursuant to which the Fund may be subject to an annual 12b-1 Fee of up to 0.25%. However, no such fee is currently charged to the Fund.
(5) Because the Fund invests in other Funds, the Fund is a shareholder of those Underlying Funds and indirectly bears its proportionate share of the operating expenses, including management fees, of the Underlying Funds. These expenses are deducted from the Underlying Funds before their share prices are calculated and are in addition to the direct fees and expenses borne by the Fund and its shareholders that are also described in the fee tables above. All of the expenses of the Fund and the Acquired (Underlying) Funds set forth above are based upon the expense ratios for the respective Fund’s most recent fiscal year. These expenses may vary considerably based on future asset levels of the Fund, the availability of Acquired (Underlying) Funds, the amount of Fund’s assets invested in Acquired (Underlying) Funds at any point in time, and the fluctuation of the expense ratios of the Acquired (Underlying) Funds.

(6)  The Advisor has contractually agreed to waive all or a portion of its investment advisory fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund’s Total Direct and Acquired Fund Annual Operating Expenses (exclusive of brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.90% of the Fund’s daily net assets through July 31, 2010. After such date, the expense limitation may be terminated or revised. Amounts waived or reimbursed in a particular contractual period may be recouped by the Advisor within three years of the waiver and/or reimbursement to the extent that recoupment will not cause the Fund’s expenses to exceed any expense limitation in place at that time. A waiver and/or reimbursement lowers the expense ratios and increases overall returns to investors.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes that you invest $10,000 in the Fund for the time periods indicated, that each year your investment has a 5% return and that the Fund’s expenses remain the same. Although your actual costs and returns may be different, your approximate costs of investing $10,000 in the Fund would be:

	1 Year	3 Years
Class A Shares	$659	$1,109
If waivers had not been in place	$690	$1,139